March 20, 2008

Mail Stop 4561

Mr. MacAllister Smith
Chief Executive Officer
Pipeline Data, Inc.
1515 Hancock Street
Suite 301, Hancock Plaza
Quincy, Massachusetts   02169

Re: Item 4.02 Form 8-K/A
        Filed March 13, 2008
        File No. 000-50611

Dear Mr. Smith:

We have reviewed your response letter dated February 22, 2008 and 8-K/A dated November 28, 2007. We have the following additional comment.

1. We note that you have included letters from J.H. Cohn LLP and Drakeford & Drakeford, LLC as exhibits in your 8-K/A. To the extent that you received signed copies of these letters, please amend your filing to include electronic signatures from the two accountants in their letters.

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You should respond to this comment and amend your Form 8-K on or before March 28, 2008.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

If you have any questions, please call me at (202) 551-3782.

Sincerely,

Jessica Barberich
Staff Accountant